# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lotus Technology Inc., CIK 0001962746
CUSIP: 54572F101
Title of class of securities: Ordinary Shares, par value US$0.00001 per share
Address of issuer's principal executive offices: No. 800 Century Avenue, Pudong District, Shanghai, China (F4), 200120
Date of event which requires filing of this statement: 06/10/2026
Filed by CIK 0002043487
Persons authorized to receive notices and communications: Etika Automotive Sdn Bhd, Level 4B, No. 88, Jalan Perdana, Taman Tasik Perdana, Kuala Lumpur, Malaysia (N8), 50480, 60-03-20927252

## Reporting persons
- Etika Automotive Sdn Bhd (CIK 0002043487): type of reporting person: corporation (CO); citizenship or place of organization: Malaysia (N8); source of funds: working capital (WC); sole voting power 179,754,096; shared voting power 0; sole dispositive power 179,754,096; shared dispositive power 0; aggregate amount beneficially owned 179,754,096 (27.8% of the class)
  Comment: Note to Row (7) and (9) - Represents 179,754,096 Ordinary Shares held by Etika Automotive Sdn Bhd ("Etika").
  
  Note to Row (13) - The percentage of class of securities beneficially owned by the reporting person and the voting power represented thereby are based on a total of 647,687,049 issued and outstanding Ordinary Shares as of May 20, 2026 (excluding Ordinary Shares issued to Deutsche Bank Trust Company Americas, the depositary of our ADS program, for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our stock incentive plan).

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value US$0.00001 per share
Name of issuer: Lotus Technology Inc.
Address of issuer's principal executive offices: No. 800 Century Avenue, Pudong District, Shanghai, China (F4), 200120
Comment:
Explanatory Note

This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Ordinary Share of the Issuer.

## Item 2. Identity and Background
Name of person filing: Etika Automotive Sdn Bhd
Residence or business address:
Level 4B, No. 88, Jalan Perdana
Taman Tasik Perdana, 50480 Kuala Lumpur
Malaysia

Current information concerning the identity and background of each of the directors and executive officers of Etika Automotive Sdn Bhd (collectively, the "Covered Persons"), as well as applicable additional information called for by Items 3 through 6, is set forth on Annex A, attached hereto and incorporated herein by reference.
Present principal occupation or employment: Etika Automotive Sdn Bhd is an investment holding company with automotive-related business.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not and, to the best of its knowledge, none of the Covered Persons has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not and, to the best of its knowledge, none of the Covered Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Etika Automotive Sdn Bhd - Malaysia.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On January 31, 2023, the Issuer entered into a put option agreement with each of Geely International (Hong Kong) Limited ("Geely HK") and Etika (the "Put Option Agreements"), pursuant to which each of Geely HK and Etika is granted the right to require the Issuer to purchase all of the equity interests held by each of Geely HK and Etika in Lotus Advance Technologies Sdn. Bhd. On April 14, 2025, Geely HK exercised its put option, requiring the Issuer to purchase 51% of the equity interests in Lotus Advance Technologies Sdn. Bhd. On June 30, 2025, Etika also exercised its put option, requiring the Issuer to purchase 49% of the equity interests in Lotus Advance Technologies Sdn. Bhd. In connection with the closing of the transactions contemplated by the Put Option Agreements and upon the final settlement of such put options, Geely HK received 24,477,676 Ordinary Shares of the Issuer and Etika received 23,517,767 Ordinary Shares of the Issuer on June 10, 2026, in each case from Lotus Group International Limited ("LGIL").

LGIL is wholly owned by Lotus Advance Technologies Sdn. Bhd, which is in turn 51% owned by Geely HK and 49% owned by Etika. On June 10, 2026, Geely HK received 24,477,676 Ordinary Shares and Etika received 23,517,767 Ordinary Shares, in each case from LGIL, following which, LGIL ceases to beneficially own more than 5% of the outstanding shares of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 3 is hereby incorporated by reference in its entirety. Except as set forth herein, the Reporting Person does not have any present plans or proposals which relate to or would result in any of the transactions of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Rows (11) and (13) of the cover page of this Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Rows (7) through (10) of the cover page of this Schedule 13D.
Transactions in the class effected during the past sixty days: Other than as described in this Schedule 13D, the Reporting Person has not and, to the best of its knowledge, none of the Covered Persons, has effected any transactions in the Ordinary Shares of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 is hereby incorporated by reference in its entirety.

Other than as described in this Schedule 13D, no contracts, arrangements, understandings or relationships exist with respect to the securities of the Issuer between the Reporting Person or any other person or entity.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Annex A

## Signatures
- Etika Automotive Sdn Bhd: /s/ Azman Hanafi bin Abdullah, Azman Hanafi bin Abdullah/ Director (06/24/2026)